November 22, 2005

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: H. Roger Schwall, Assistant Director

Re:	Gastar Exploration Ltd.

Amendment No. 1 to Registration Statement on

Form S-1

File No. 333-127498

Ladies and Gentlemen:

On behalf of Gastar Exploration Ltd. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 2, 2005 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 and is being furnished in connection with filing Amendment No. 2 to the registration statement. Please note that we have previously separately responded to the engineering comments set forth in the Comment Letter by letters of due council, Vinson & Elkins, dated November 11, 2005 and November 14, 2005. We recently received a further comment letter from the Staff dated November 21, 2005 commenting exclusively on our previous engineering responses. Responses to these recently received engineering comments are not included in this letter nor are they addressed in the related Amendment No. 2 filing. We will separately file comments to these new engineering comments as soon as possible and furnish a courtesy copy directly to Mr. Murphy of the Staff.

Please note that the Company has included in Amendment No. 2 updated financial statements and disclosures to include the results of the interim period ended September 30, 2005 and for the comparable 2004 period. The financial statement update was the primary reason for the Company’s delay in filing Amendment No.2.

While we recognize that the Staff may have further comments upon review of Amendment No. 2 and the responses included in this letter and our previously furnished engineering comment response letters, we hope that the Staff can work with the Company to provide any further comments as soon as possible so that the Company can request effectiveness of the registration statement on or prior to December 15, 2005. The Company will incur significant penalties for failure to have the registration statement effected by that date.

For your convenience, we have repeated each comment of the Staff exactly as given and with the numbers assigned in the Comment Letter and set forth below each such comment is the Company’s response.

Securities and Exchange Commission

Division of Corporation Finance

November 22, 2005

General

Comment

1.	Please file a copy of the letter of intent executed by the company and Chesapeake Energy Corporation or advise us as to why you do not need to file the agreement. Further, advise us of status of negotiations and changes or additions to the material terms summarized in the prospectus. For example, inform us of whether or not the equity interest would entitle Chesapeake Energy Corporation to appoint a number of board members or management. We may have further comments.

Response

The previously described proposed transaction with Chesapeake Energy Corporation (“Chesapeake”) closed on November 4, 2005. Accordingly, revised and updated information about the transaction is included on page 3 under the summary subcaption “Recent Developments”; pages 25, 30 and 32, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, page 42 under “Business” and page F-35 under Note 25 of the “Notes to Consolidated Financial Statements”. As our revised disclosure indicates, Chesapeake will not have a right to appoint directors or otherwise direct the management of the Company except in its capacity as a shareholder. Material final agreements with Chesapeake are being filed with Amendment No. 2 as set forth in our response to Comment 2 below.

Comment

2.	Please ensure that you file as an exhibit to the registration statement, the form of or execution version of the final agreement if negotiated between the company and Chesapeake Energy Corporation. We may have further comments.

Response

Execution copies of the final Common Share Purchase Agreement and the Registration Rights Agreement with Chesapeake have been filed with Amendment No. 2 as Exhibits 4.19 and 4.20, respectively, to the registration statement.

Comment

3.	We note your response to prior comment 22 and the as yet to be filed exhibit referenced at 10.8 of the exhibit list. Should confidential treatment be sought for portions of the exhibit, please note that we will need time to process the request. Further, the registration statement will not be declared effective prior to resolution of any pending confidential treatment requests.

Securities and Exchange Commission

Division of Corporation Finance

November 22, 2005

Response

The Participation and Operating Agreement between Geostar Corporation and Gastar Exploration Ltd. dated June 15, 2001 has been filed with Amendment No. 2 as Exhibit 10.8. After further review, the Company has elected not to pursue a request for confidential treatment of any part of the Agreement.

Risk Factors, page 7

Risks Related to Our Business, page 7

Comment

4.	Provide a risk factor that delineates your history of net losses.

Response

A new risk factor has been included on page 8 of the revised prospectus included in Amendment No. 2 to address the Company’s history of net losses.

Comment

5.	Similar to the risk factor disclosure provided with respect to the risk associated with Geostar’s ownership interest in the company, if applicable, please provide a risk factor that delineates the impact to your business if the proposed Chesapeake Energy Corporation acquisition is finalized.

Response

In light of the closing of the Chesapeake transaction, the risk factor related to Geostar’s ownership on page 16 of the revised prospectus included in Amendment No. 2 has been substantially revised to address risks related to each of the Company’s two major shareholders. The risk factor now focuses more on the business conflicts since the Company believes Geostar’s ability to continue to influence our corporate affairs has been significantly reduced now that it is no longer the Company’s largest shareholder. The Company does not believe there is a material management influence risk associated with Chesapeake’s stock position since Chesapeake has no specific rights to participate in the management of the Company and has not indicated an intention to influence management.

Comment

6.	Please include a risk factor that addresses the risk to investors due to the regulation of securities transactions involving “penny stocks” such as your own as delineated in the Securities Exchange Act of 1934.

Securities and Exchange Commission

Division of Corporation Finance

November 22, 2005

Response

We respectfully note that this comment appears inapplicable since the common shares of the Company are not a “penny stock” under Commission Rule 3a51—1. The net tangible assets of the Company as measured as of its most recent audited financial statements at December 31, 2004 is approximately $18.0 million (total assets less deferred charges, prepaid expenses and total liabilities) and as a result of the significant contribution to equity by Chesapeake, net tangible assets will be substantially larger at December 31, 2005. Rule 3a51-1(g)(1) excludes from the penny stock definition the equity securities of any issuer that has been in operation for at least three years with tangible net assets in excess of $2.0 million.

Comment

7.	Please provide a risk factor that discusses the implications and risks associated with the provisions of your articles of incorporation that authorize the company to issue an unlimited amount of shares.

Response

A new risk factor has been included on page 17 of the revised prospectus included in Amendment No. 2 that discusses the implications and risks associated with the Company’s ability to issue unlimited amount of shares.

“Our level of indebtedness reduces our financial . . . , page 8

Comment

8.	Please tailor the risk factor discussion to reference more specifically how your cash flow is impacted by your indebtedness. For example, under the terms of the $15 million promissory note issued to Geostar Corporation, commencing on February 15, 2006 through November 15, 2006, you will be obligated to repay the note in installments of $1.5 million per month- Please revise your risk factor disclosure to reference this cash flow obligation and its impact.

Response

The Company has revised the risk factor to include the requested disclosure. See pages 8 and 9 of the revised prospectus included in Amendment No. 2.

Comment

9.	We note the additional disclosure relating to the limitations imposed on your ability to issue additional notes that are senior in rank to the senior secured notes issued in June and September 2005, This disclosure should be supplemented and clarified to indicate

Securities and Exchange Commission

Division of Corporation Finance

November 22, 2005

that you may still issue up to an additional $10 million more in notes of the same rank as the senior secured notes through June 2007 subject to the limitations specified in the agreement.

Response

The Company has included the requested disclosure. See pages 8 and 9 of the revised prospectus included in Amendment No. 2.

“Our Australian operations are subject . . . ,” page 12

Comment

10.	Please inform us of the percentage of your Australian operations that are subject to Native title claims. If all of your operations are, please revise the disclosure to indicate this fact clearly.

Response

With respect to our Gippsland Basin property in Victoria, we contacted the Victoria Department of Primary Industries under which the Gippsland Basin property was granted. We were informed that approximately 27.5% of the whole area is land which may be subject to Native Title claims.

We were informed by New South Wales Department of Primary Industries/Minerals that the proportion of Crown land within PEL 238 in the Gunnedah Basin, New South Wales subject to potential Native Title claims cannot be readily determined.

The Company has revised the requested disclosure accordingly. See page 12 of the revised prospectus included in Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Overview, page 22

Recent Developments, page 22

Comment

11.	There appears to be a typographical error in the first sentence of the first bullet point under this heading. Please revise the reference to 8.5 MMcfd to reflect that the referenced amount is “net”. Further, please specify here and on page 38, the monthly rental fee you will be charged for use of the on-site processing facilities.

Securities and Exchange Commission

Division of Corporation Finance

November 22, 2005

Response

The Company has made the correction. See pages 23, 24 and 41 of the revised prospectus included in Amendment No. 2.

Critical Accounting Policies, page 31

Comment

12.	We reissue comment 17 from our letter dated September 11,2005. Disclosure of critical accounting estimates should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Please address specifically why the specified accounting estimates or assumptions bear the risk of change. Refer to FRC Section 501.14 for further guidance.

Response

The critical accounting policies disclosure has been revised in response to this comment. See page 33 of the revised prospectus included in Amendment No. 2.

Comment

13.	In your critical accounting policy note for natural gas and oil properties on page 31 and in your accounting policy note for oil and gas natural properties on page F-9, remove the reference to SFAS No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies” as it contradicts the accounting under the full cost rules as set forth in Rule 4-10 of Regulation S-X.

Response

The Company has made the requested corrections. See revised “Critical Accounting Policies and Estimates” on page 33 and revised note disclosure on page F-9 of the revised prospectus included in Amendment No. 2.

Natural Gas and Oil Reserves, page 47

Comment

14.	Please enhance your disclosure related to the non-GAAP measure PV(10) to explain the following:

•	the manner in which you use PV(l0) to conduct or evaluate your business;

•	the economic substance behind your decision to use such a measure; and

Securities and Exchange Commission

Division of Corporation Finance

November 22, 2005

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Merely indicating that the financial measure is used by, or useful to, investors is not sufficient support for disclosure of the measure. Refer to Item 10(e) of Regulation S-K and “Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures” as located at http://www.sec.gov/divisions/corpin/faqs/nongappfaq.htm.

Response

Though not necessarily agreeing with the Staff’s assertion that PV(10) constitutes a non-GAAP financial measure, the Company has removed PV (10) disclosure in its entirety. See page 50 of the revised prospectus included in Amendment No. 2.

Selling Shareholders, page 75

Comment

15.	Please supplement the disclosure in this section to include a summary of the material terms of the Securities Purchase Agreement.

Response

We have included under the appropriate headings in the prospectus more detailed descriptions of the terms of the securities purchase agreement and related registration rights agreement and have highlighted these enhanced descriptions by cross-reference under the caption “Selling Shareholders” to comply with this comment. See page 79 of the revised prospectus included in Amendment No. 2.

Comment

16.	We note your statements regarding the affiliates of registered-broker dealers. We partially reissue our prior comment 20. Please revise to state explicitly and without qualification if true, that the affiliates of registered-broker dealers acquired their shares in the ordinary course of business and at the time of acquisition, did not have any arrangements or understandings with any person to distribute the securities. If not, revise to state that such selling shareholder is an underwriter.

Response

We have revised the applicable footnotes to the selling shareholder table under the caption “Selling Shareholders” to comply with this comment. See footnotes beginning on page 82 under “Selling Shareholders” of the revised prospectus included in Amendment No. 2

Securities and Exchange Commission

Division of Corporation Finance

November 22, 2005

Comment

17.	Please identify in the selling shareholder table the natural persons who exercise voting and/or investment power over each of the entities listed. Refer to Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the 1997 CF Manual of Publicly Available Telephone Interpretations.

Response

We have revised the applicable footnotes to the selling shareholder table under the caption “Selling Shareholders” to comply with this comment. See footnotes beginning on page 82 under “Selling Shareholders” of the revised prospectus included in Amendment No. 2

Consolidated Financial Statements, page F-I

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Loss, page F-5

Comment

18.	Please tell us why the cancellation costs decreased on a cost per share basis from $1.30 ($1,691,000 in cancellation costs divided by 1,302,200 repurchased shares) in 2003 to $0.02 ($6,000 in cancellation costs divided by 340,000 repurchased shares) in 2004.

Response

In the original registration filing statement the ‘share cancellation costs’ were incorrectly characterized as such. This was corrected and further clarified in the S-1 Amendment No. 1 subsequently filed. The actual cancellation costs for 2003 and 2004 were approximately $42,000 and $6,000, respectively. Based on the repurchase common share totals of 1,391,500 in 2003 and 340,000 in 2004, the actual cancellation costs per share were $0.03 and $0.02 per share, respectively. Total costs to repurchase common shares in 2003 and 2004 were $2,141,000 and $894,000, respectively, or per share canceled $1.54 and $2.63, respectively. The increase in per share cost is the result of an increase in trading price per share between the years.

Notes to Consolidated Financial Statements, page F-8

Note 2. Significant Accounting Policies, page F-8

Comment

19.	We reissue our comment 35 from our letter dated September 11, 2005. Disclose your method for accounting for treasury stock. Refer to paragraphs 12 and 13 of APB 6.

Securities and Exchange Commission

Division of Corporation Finance

November 22, 2005

Response

Our significant accounting policies have been revised to include a policy on treasury stock. See page F-13 of the revised prospectus included in Amendment No. 2.

Note 2(d) Mineral resource properties, page F-9

Comment

20.	We note that you expense all acquisition, exploration and related direct and indirect overhead expenditures for non-natural gas and oil mineral resources properties. Please tell us why abandoned property would require write-off when all costs related to mineral resource properties are expensed.

Response

The policy disclosure has been amended. Please see page F-9 of the revised prospectus included in Amendment No. 2.

Note 2(j) Reporting currency, page F-9

Comment

21.	We note that your Australian operations are conducted in Australian dollars. Please tell us why you use the U.S. dollar as the functional currency for your Australian operations.

Response

Australian operations are limited to oil and gas property exploration and development. There is no current production or operations. The policy disclosure on reporting currency has been revised. Please see page F-10 of the revised prospectus included in Amendment No. 2. As all of the development activity is financing through the Australian company’s US parent (a subsidiary of Gastar), we believe that the functional currency for the Australian operations is currently U.S. dollars.

Note 13. Senior Secured Notes, page F-22

Comment

22.	Please disclose how you accounted for the common shares that you will issue to the purchasers of the Senior Secured Notes for no additional consideration on each of the six, twelve and eighteen-month anniversaries of the closing date. In your response, cite specific accounting literature to support your conclusion of their accounting treatment.

Securities and Exchange Commission

Division of Corporation Finance

November 22, 2005

Response

FAS 150 section 12 states that “A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

a. A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares)

b. Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares)

c. Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).”

Based on FAS 150 section 12 (a), the future issuance of shares is a fixed monetary amount know at issuance of the senior secured notes. The liability for common shares future issuance of CDN $4.5 million and CDN $714,286 upon issuance and the next three anniversary dates had been reflected as a long term liability separate of senior secured notes in our original filing statement under the caption of liabilities to be settled via the issue of common shares. Based on your previous comment letter dated September 11, 2005, comment 26 we had combined this in the amendment No. 1 filing. In the S-1 Amendment No. 2 we have now segregated the liability on the “Consolidated Balance Sheets” on page F-3 and further enhanced the disclosures in Notes 13 and 16 on pages F-22 and F-24, respectively, to clarify the accounting treatment awarded to the transaction. As the common shares are issued the common issuance share liability will be reduced with a corresponding increase in common stock.

The future common stock liability was based on the contractual valuation specified and recorded as a debt discount to the senior secured note liability. The resulting senior secured note debt discount is being amortized using the effective interest rate method over the term of the notes.

Notes to Statements of Revenues and Direct Operating Expenses of the Geostar Acquisition Properties, page F-46

Comment

23.	Please explain further why your statement of revenues and direct operating expenses does not include a provision for future capital cost and impairment of unevaluated properties.

Securities and Exchange Commission

Division of Corporation Finance

November 22, 2005

Response

Note 1 Basis of Presentation under “Notes to Statements of Revenues and Direct Operating Expenses of the Geostar Acquisition Properties” has been revised. See page F-47 of the revised prospectus included in Amendment No. 2. These statements relate to historical operations and the reference to future capital costs and impairments was in error.

Unaudited Pro Forma Financial Statements, page F-50

Comment

24.	Please provide pro forma reserve information. Refer to Question 6 of SAB Topic 2:D.

Response

The requested pro forma reserve information has been included in notes to the unaudited pro forma financial statements. See pages F-56 through F-58 of the revised prospectus included in Amendment No. 2.

Engineering Comments

Risk Factors, page 7

Comment

25.	Regarding your response number 48, you indicate that if you experience problems with the existing plants or should production exceed capacity, arrangements could be made within a reasonable period of time for processing the gas. In response number 57 you state that the time to construct another plant is sixty to ninety days. As the production from this field is most of your current production, a shut-in of this amount represents over $4 million in lost revenues. Please provide a risk factor addressing this matter.

Response

The Company has updated the risk factor on page 13 of the revised prospectus included in Amendment No. 2 to provide the requested

Securities and Exchange Commission

Division of Corporation Finance

November 22, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Overview, page 22

Comment

26.	You state that you use advanced technologies to assist in developing commercial natural gas production from known coal beds. Please describe to us the advanced technologies that you use that are not also used by others in the industry and why you consider it appropriate to describe these as advanced. Alternatively, please remove this claim from the filing.

Response

The references to “advanced technologies” have been removed. Please see pages 1, 23 and 38 of the revised prospectus included in Amendment No. 2.

Business, page 35

Natural Gas and Oil Operations, page 36

Geostar Acquisition, page 36

Comment

27.	Please revise your document to include the volume of proved developed and undeveloped reserves that were acquired in this acquisition. Additionally, provide pro forma reserve information for each of the last three years.

Response

Acquisition disclosure has been revised to include the proved developed and undeveloped reserves related to the acquired properties and a cross reference to the related acquisition pro forma reserve information on page 39 of the revised prospectus included in Amendment No. 2. Additionally, the Geostar Acquisition disclosure on pages F-56 through F-58 of the revised prospectus has been expanded to include pro forma proved developed and undeveloped reserve information for each of the last three years.

Securities and Exchange Commission

Division of Corporation Finance

November 22, 2005

Natural Gas and Oil Reserves, page 47

Comment

28.	Regarding response number 61 as previously requested please include the definition of proved reserves as found in Rule 4-10(a) of Regulation S-X and remove the disclaimers from this section about your reserve estimates.

Response

The Company has provided the requested definitions by cross reference and removed the disclaimers. Please see page 50 of the revised prospectus included in Amendment No. 2.

Reserve Report of March 18, 2005

The Company’s responses to comments 29 through 40 set forth in the Comment Letter were set forth in our letters dated November 11, 2005 and November 14, 2005 which were previously filed with the Staff and furnished to Mr. Murphy. We received on November 21, 2005 additional engineering comments from Mr. Murphy. We will review these comments and respond in due course directly to Mr. Murphy.

As stated above, while we recognize that the Staff may have further comments upon review of Amendment No. 2 and the responses included in our response letters, we respectfully request that the Staff provide us with any further comments as soon as possible so that the Company can request effectiveness of the registration statement on or prior to December 15, 2005.

Very truly yours,

GASTAR EXPLORATION LTD.
/s/ Michael A. Gerlich
Michael A. Gerlich
Chief Financial Officer